UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HOSPIRA, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-31946	20-0504497
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

275 North Field Drive, Lake Forest, Illinois	60045
(Address of principal executive offices)	(Zip Code)

Karen King, Corporate Vice President, Investor Relations

(224) 212-2000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Hospira, Inc. (“Hospira,” the “company,” “we,” or “our”) develops, manufactures, distributes and markets globally injectable pharmaceutical drugs and infusion technologies. Our portfolio includes generic acute-care and oncology injectables, biosimilars, and integrated infusion therapy and medication management products. For calendar year 2014, approximately 68% of our net sales were derived from the sale of specialty injectable pharmaceuticals, including generic drugs, biosimilars and proprietary drugs; approximately 19% was derived from medication management products, such as infusion pumps and administration sets; and approximately 13% was derived from other pharmaceuticals, including solutions and contract manufacturing operations. Hospira’s broad portfolio of products is used by hospitals and alternate site providers, such as clinics, home healthcare providers and long-term care facilities. See Part I, Item 1, Business, of our Annual Report on Form 10-K for the year ended December 31, 2014, for additional information.

We analyzed our products and determined that one or more of tin, tantalum, tungsten and gold, which are referred to collectively as “3TG,” is/are contained in certain raw material and/or components used in our infusion pump products.

Our disclosures in this report and the accompanying Conflict Minerals Report are based on the information we received from our suppliers. Not all of our suppliers responded to our requests for information despite repeated requests, and not all of the responses or information received were complete. Consequently, we were unable to determine whether 3TG used in our infusion pump products is, or is not, from the Democratic Republic of the Congo or adjoining countries.

Conflict Minerals Disclosure

We have filed a Conflict Minerals Report with the Securities and Exchange Commission (the “SEC”). A copy of our Conflict Minerals Report is provided as Exhibit 1.01 to this report. This report is available publicly, as well, in the investor relations section of our website at www.hospirainvestor.com. Information on our website shall not be deemed incorporated into, or to be a part of, this report.

Item 1.02 Exhibit

See Exhibit 1.01 filed with this report.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:  May 29, 2015

HOSPIRA, INC.
(Registrant)

By:	/s/ Matthew R. Stober
Name:	Matthew R. Stober
Title:	Senior Vice President, Operations